

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 10, 2018

<u>Via E-Mail</u>
Prakash Parag
Chief Accounting Officer
Spirit MTA REIT
2727 North Harwood Street, Suite 300
Dallas, Texas 75201

  Re: **Spirit MTA REIT**
     Registration Statement on Form 10-12B
     Filed March 6, 2018
     File No. 001-38414

Dear Mr. Parag:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Jennifer Gowetski

          Jennifer Gowetski
          Senior Counsel
          Office of Real Estate and
          Commodities

cc: Julian Kleindorfer, Esq.
   Latham & Watkins LLP